Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: November 17, 2021

Interview with Sean Harper and Matt Higgins

Jarrett:

Hello, and welcome to another IPO Edge Fireside Chat. We’ve got an exciting event for you today with the CEO and Co-Founder of Kin Insurance, an insure tech company that is disrupting the home insurance industry, as well as the CEO and Chairman of Omnichannel Acquisition Corp, the SPAC. These two companies are merging to go public, and that’ll be under the ticker on the New York Stock Exchange, OCA.

Jarrett:

Before we bring on our guest, let’s just take care of some quick housekeeping. The great thing about these events is that you, the audience, get to ask questions to our guests, and you can do that by submitting them by the Zoom portal or emailing editor@ipo-edge.com. And a replay will be available of this event about, I would say, 15 to 20 minutes after we finish up here today. So if you can’t watch the whole thing, please look out for that on the website, ipo-edge.com.

Jarrett:

Now, before I bring on our guest, let’s watch a quick video. And a little bit of context, this is their Florida man advertising campaign. And I’ll let the video speak for itself, and then we’ll hear a little bit more about it.

Speaker 1:

Florida man hosts a gator watch party, where a neighbor loses a thumb. Really? This happened?

Speaker 2:

There’s two sides to every story. Florida. Here we go. I can explain. I come from a long line of Floridians in distress.

Speaker 3:

Come here. I’m going to knock-

Speaker 2:

Sorry.

Speaker 3:

[inaudible 00:02:16].

Speaker 2:

Those gorgeous jet skiers flashing me. I think I’ve been poisoned. The ocean’s bounty will provide us. Hello. It’s really hard to be me. That’s the honest truth.

Jarrett:

All right. And with that, let’s bring on our first guest, the CEO of Omnichannel Acquisition Corp, Matt Higgins. Matt, welcome to the program.

Matt Higgins:

Thanks for having me. I’m sort of disappointed you didn’t play the whole thing, to be honest; I was buckling up for seven minutes of pure joy.

Jarrett:

Well, it’s seven minutes long. I’m sure everyone could go check it out there on YouTube. Now, Matt, you are a man who needs no introduction, but I’m going to try here anyways. You are a sometimes guest shark on Shark Tank. You are the CEO of RSE ventures, which is an incubator and investment firm. You’re also the Vice Chair of the Miami Dolphins. And somehow you also find time to be an Executive Fellow at Harvard Business School. So welcome, Matt.

Matt Higgins:

Thank you. Great to be here.

Jarrett:

So Matt, let’s get right into it. Why Kin? What is it about Kin that attracted you? Give us an overview.

Matt Higgins:

Okay, great. I have in my portfolio and my day job, or one of the day jobs, I have a pretty deep background in investing in direct to consumer businesses with my partner. We together own a communications firm for the last eight years that has a reputation for bringing a lot of these great firms to a market.

Matt Higgins:

So we’re very early. I’ve watched the entire DTC journey over the years, so I know what it takes to scale. And I also think I know how to spot a pretty great business. And I’ve taken that expertise, brought it to Harvard Business School where I co-teach a course called, Moving Beyond Direct to Consumer, which dissects the entire DTC journey. And we have some of the darlings of the last several years come up. We’ve had Allbirds actually last year, we’ve had Thrasio and all the names that your viewers will know.

Matt Higgins:

So I understand the space. And my vision with the spec was, let’s identify a great company, digitally fueled company, consumer brand, that could benefit from the type of expertise that I could convene. Right? I thought, how can I reinvent this process to some extent and create a spec where the merger itself unlocks a ton of value in the future? Partly inspired by McKinsey’s study with it. They dissected which specs outperform other specs. And they found a cohort, manager led specs, that tend to outperform the S&P and specs generally because they know had a diligence a deal. They tend to stay with deals longer. They take an active role in governance. I tried to replicate that study to an extent and convened my expertise and Matt’s friends and partners, Gary Vaynerchuk, Christina Tosi, Founder of Milk Bar, Scott Tannen, Founder of Boll & Branch, great brands who principally digitally fueled. Put them all under one tent and identify a great target.

Matt Higgins:

So why Kin? And it’s funny; when I had to tell my friends, they’re like, “An insurance company? Like not not a sneaker brand or something?” And the reason why, simply put, is this is the greatest expression of a direct to consumer business that I have come across in my investing experience and my teaching experience. Simply because a lot of DTC business are trying to wedge their way into a category dominated by incumbents, Allbirds going into shoes, on and on and on, right? But at the end of the day, you ultimately need the help of whoever you were [dis-intermediating 00:05:54] in order to scale. If you’re a consumer product goods, you end up back on the shelf of Whole foods. That’s why my course is called, Moving Beyond Direct to Consumer.

Matt Higgins:

Except insurance. Insurance is a virtual product. If it could have been sold DTC when it was first created thousands of years ago, it would’ve been done that way. You don’t need to go to a strip mall in New Jersey to buy a contract. You need to go online. But because the industry is dominated by companies that have been around since the last pandemic, they’re very slow to innovate. So perfect setup for a company to be built exactly from the ground up like [Sean 00:06:27] has done and to innovate from a blank slate. It’s really hard to do. It’s really hard to get right, as we’re seeing with some of the other insure techs and air performance. Kin did the work.

Matt Higgins:

So what do I love about it? Massive category. Hundred billion dollar TAM plus, right? It’s a product that everybody effectively needs. Can’t buy a home without insurance. So Americans spend 2% of their disposable income on insurance and really hard to get right. I always say complexity is its own boat. And when it comes to homeowner’s insurance, what could be more complex than that? But Sean and his team have spent the time sort of figuring out and the proof is in the pudding. Their CAC: LTV ratio, which we can get in further when Sean gets into it, is really off the chart. So I think it’s a great company. Insurance is obviously an incredible category, but I’d say first and foremost, most importantly, this business was born to be direct to consumer.

Matt Higgins:

The piece that we’re bringing to the equation, with me and my team and Gary V in particular, who did that great Florida man ad, is trying to help some of the sizzle, some of the brand halo. Sean has created a performance marketing machine that converts; now it’s time to become the next iconic insurance company.

Jarrett:

That’s great. And before I bring up my colleague, [Alexandra 00:07:38], and course Sean, the CEO of Kin, I just want to point out, we cover a lot of specs here at IPO Edge. This is not a flying taxi company. This is not a pre-revenue company. This company has revenue and is established, right?

Matt Higgins:

No, this is definitely... I deliberately... Although I do like some of those flying taxi companies, particularly BETA, which you’ll be hearing more about. But this is a company that is performing, that has had 400% year over year growth. I think when we first put out our analysis and our pipe presentation, there was, “Oh, how could you grow at such a rate?” Well, the reality is they built an incredible elegant performance marketing machine that does convert a great product. So yeah, Sean will take you deeper into the numbers, but yeah, no, this is not a pre-revenue company; this is going to be a massive brand.

Jarrett:

Great. Okay. I’ll hand it over to Alexandra and I’ll be back a little later in the program. Alexandra, take it away.

Alexandra:

Thanks, Jarrett. And it’s great to have Sean on and also Matt as well. So Sean, tell us a bit more about Kin and the overall market opportunity.

Sean Harper:

It’s huge. So my last company was a payment processing business and I sold that and I was looking for something new to do. and we really wanted to do a financial product. And the reason why is that because this is inherently virtual product, if you look inside a bank or insurance company, they all should be awesome at software, but a lot of them aren’t actually. And in fact, if you go hang out at a big insurance company, you’ll find all these really smart people. And they’re all pretty frustrated. If you ask them what their biggest problem is, it’s like they can’t do what they want to do because the tech won’t let them. So these companies are running on really, really antique software. And so we knew it needed to be financial services.

Sean Harper:

And then beyond that, I wanted a product that was direct to consumer. I didn’t want to have to sell something to an insurance company. And the reason why is these companies, they move so slowly. Their adoption cycle is so long. It’s really hard to build a big business quickly. So we wanted it to be direct to consumer.

Sean Harper:

I wanted it to be a large market. And homeowners insurance definitely meets that criteria. When we started Kim, which is five years ago, that was a $100 billion market. Now it’s a $110 billion market; it’s actually growing really fast. And so that got us excited about it. So yeah, it’s a very, very large market. And actually there are some states, some of the states even, in the US, you look at a California or a Texas or a Florida, those are $10 billion plus markets on their own. So you don’t even... You could build a billion dollar company and only be in one state. So it’s just so vast.

Sean Harper:

And we looked around there really weren’t any other tech companies going after it. And actually still there aren’t. If you look at all of them; anyone’s who’s at all related to homeowners insurance, tech companies, they’re really just like a couple of us. There’s us, there’s Goosehead, which has done really well. Lemonade is sort of adjacent; they do renters insurance, which is sort of adjacent. It’s not exactly the same. Smaller market obviously. And then there’s Hippo. So there this huge $110 billion market, there’s only four tech companies going after it. So we thought that was really exciting.

Alexandra:

Yeah. And then tell us more about this insure tech and how this is so disruptive to the traditional home insurance agent model.

Sean Harper:

Yeah. So, I mean, it goes back to the thing I was saying before, which is, these companies fundamentally are not built for the reality as it exists today. Our average competitor is more than a hundred years old. And you have to do things pretty differently now than you did a hundred years ago or even 20 years ago or even 10 years ago. And so if you think about like some of the things that have changed out there in the world, well, consumer preferences obviously have changed. We do all this stuff on our phones. We’re all multitasking like several times over. Consumer preferences have changed. Technology has changed a lot yet. Just by starting with normal tech infrastructure today, you have the cloud, you have these great databases, you have APIs, and you have data. The world is awash in data. That didn’t exist 10 years ago. And then of course the environment is actually changing too, which sucks. But it’s the reality, is as the climate warms, the weather is becoming more volatile.

Sean Harper:

So you have these three really, really big changes and a set of competitors who aren’t reacting to them and who really aren’t built to be able to react to changes quickly, because they were built for a world that was different. They were built for a world that was changing really slowly. So that’s fundamentally the opportunity for a technology company and it’s a virtual product. The world is not going to start moving slower. This is speeding up. So that’s where we can really, I think, do things a lot better than the legacy industry has.

Alexandra:

Yeah. And talk a bit more about the specific kind of weather and catastrophe-related issues that insurance companies are increasingly facing and how you think Kin is the best suited insurance model to deal with those.

Sean Harper:

Yeah. So there’s sort of three parts of it. First of all, these legacy insurance companies are pretty wasteful. So the normal expense ratio for, or sort of average expense ratio for homeowners and comp insurance companies, is typically in like the high thirties. So that means of every dollar you pay, almost a third, or more than a third, of it is being wasted. You can’t afford to be that inefficient, especially because the policies are getting more and more expensive, because the claims are going up and up. So you can have actually take that money and you could put it to much better use. You could use it to make claims or help people [inaudible 00:13:39] in their homes, et cetera. So that’s one.

Sean Harper:

The second is, and this is part of what makes it so hard, is homes and buildings are so idiosyncratic. A Toyota Camry is a Toyota Camry, but you and I, we could be next door neighbors and have totally different risk profiles because our homes are built differently. Your roof is one type and mine is another and my shingles are old and yours are new, et cetera. There’s thousands of variables that should go into pricing list because all these different traits of the home, they impact how resilient the home is going to be to the weather.

Sean Harper:

And so in the old world, you might be in able to rely, as many insurance companies do, on maybe 40 fields of data. And you might be able to rely on just asking the user or asking the agent to fill those in. But I think for the future, where the weather is more volatile and you need to be really precise in your pricing and underwriting, you might want to have like thousands of fields of data. And you might want to have them come from objective data sources so they’re not biased.

Sean Harper:

And then the third thing is actually the claims. Because the old way of doing claims is incredibly manual. You have these guys driving around at pickup trucks, basically inspecting the homes. And you can do a lot better than that. So what we did, there’s a really cool video actually up on our website at investor.kin.com and you can find it on YouTube. We were actually able to use... So Hurricane Ida just hit us. And it was a huge [crosstalk 00:15:06]-

Alexandra:

Hurricane Ida is a notable kind of case study for Kin.

Sean Harper:

Big deal. This is a huge storm. And so we were actually, in a lot of cases, adjusting the claim, like settling it and starting to mitigate the damage and actually fix the home before the user returned home. Because a lot of people left town. Because you don’t want to be there hurricane hits.

Alexandra:

Yeah. They’re evacuating everyone. Right?

Sean Harper:

Absolutely. Yeah. So we’re able to use aerial images and then also images sent to us by the customer and add in sort of, we know pretty precisely like which homes got hit by which wind speeds and which water heights. And we can actually really get a jump on things and do it automated. So it’s cheaper. Because we’re doing stuff that used to be done manually, we’re doing it automatically. It’s obviously better for the user because it’s so much faster. It also actually reduces the size of the claims, because the earlier you get out there and you start fixing it, the less damage happens. Like just...

PART 1 OF 4 ENDS [00:16:04]

Sean Harper:

... you get out there and you start fixing it, the less damage happens. Just think about it, if your house was flooded and it stays wet for 12 hours, that’s one thing. If it stays wet for 36 hours, totally different. The repairs are going to be a lot more expensive. So yeah, the tech really helps us at every, every layer... every step in the value chain actually can be fixed or improved with technology.

Alexandra:

Yeah. Let’s get to a bit more of like the insuring capability of Kin. Do you have a few numbers on that? And then I’ll ask Matt a bit about the comps as well.

Sean Harper:

Do you want to clarify the question a little bit?

Alexandra:

Yeah. What is the insurance maximum capability of Kin? What kind of properties are you insuring?

Sean Harper:

Oh, got it. Yeah. We insure properties all over the map. Right now, I think, the most expensive home that we can ensure is $6 million. So this is the majority. We do have some customers who have really fancy, nice homes. That’s not the norm. Our customers are typically middle class. Depends on where you are, but maybe a $350,000 cost to replace the home, which obviously is different then the market value because the market value includes the land, but that’ll give you an idea for it. These are normal, middle class homes, I guess. Which is good, because there’s a lot of them. If you’re heading to do just the very high end of the market, well, there aren’t that many rich people, so it sort of constrains your market.

Alexandra:

Yeah. I mean, you’re certainly targeting the vast majority of the population. I want to get Matt’s take on how Kin compares to other comps in the space, talking more along the lines of what made Kin so attractive.

Matt Higgins:

No, that’s a great question. I think what’s happening a little bit in insurtech happens in every cycle that I’ve seen, where there’s an industry that eventually rolls, turns over to direct to consumer. There’s this initial burst of enthusiasm. Everyone’s like, “Yay. We can sell things online.” We initially think that the rules of the universe don’t apply. Growth is more important than anything else. And then there’s of course the reckoning and rediscovery of rules about profitability and scale and whatnot. I say that because sometimes I get, “Well, insurtech is not in favor.” I’m like, “It’s not that insurtech is not in favor. It’s that reason has returned to the space. And so there’s going to be a separation of the winners and the losers.”

Matt Higgins:

So what does a winner look like? I frankly think a winner looks like Kin. It’s about, you want a customer that has basically significant high revenue number to it. Sean can go do we’re into it, but let’s say an average Kin policy is $1,600. You want to have a high retention rate. Kin’s retention rate, the renewal rate is north of 90%. That gives you that long tail of economic value. And you want to CAC to LTV ratio. We talk about this at Harvard. What’s the ratio of spend to acquire customer, versus the amount of revenue that customer brings in. We say as a general rule three or higher is a healthy business. Two, it better be growing like a rocket ship, and one is a failure. So Kin, the number’s almost eight, so it’s an eight times CAC to LTV ratio, a 90% renewal rate, and a net promoter score of around 87. Whereas in the industry, that number hovers in the 30s, because, let’s be honest, who likes to recommend their insurance company. No offense, Sean. It’s just not the most beloved category like lawyers.

Matt Higgins:

My point being, I focus on Kin because of the specific unit economics of Kin. When I look across the space, I can identify certain areas which makes sense why people sour on them. Maybe the average value of the customer’s relatively low and the CAC to LTV ratio is a one. Or in the case of some other insurtechs they’re relying on agents and intermediaries. Well, the beauty of what Kin is doing, it goes direct, and you eliminate a lot of the noise in the underwriting. Well, let’s say that this roof is really only eight years old instead of 10 years old, or you have margin leakage. Usually around 15% is going off to the agent in perpetuity for the life of the customer.

Matt Higgins:

So I guess my overall point, the most important comp is unit economics. In terms of how we price the deal, we had a sense that there would be a little bit of a reckoning coming and a resetting evaluation. And we feel strongly, we priced this deal well under any and all circumstances, including the market that we’re in right now. I always tell people do your work. We are working really hard to be transparent, putting out a ton, a ton of data, so if you go to our website, you’ll see all sorts of great stuff. But those are my two overarching points, unit economics and relative comps.

Alexandra:

Yeah. Those are really great points. I wanted to ask Sean before we get into more of the nitty gritty data and KPIs. Can you tell me how Kin is becoming a more favorable experience where independent insurance agents, the whole process is just failing. I know you talked earlier about how these corporations, these firms, these insurance firms are just not getting up with the times. How does Insurtech accelerate this process?

Sean Harper:

We talked about how the tech helps us. It’s easier to get... you actually can sign up for our insurance just by entering your address. And we can give you some really good customized recommendations for coverage, and we allow you a lot of choices or if you want to change that and you can do this all while you’re watching Netflix on your phone, because everyone likes to multitask. It helps us on claims, which we talked about. It helps us behind the scenes on pricing and underwriting because we just have so much more data. This is all data that we’re extracting and manufacturing.

Sean Harper:

From a user perspective, I think people don’t expect a whole lot from their insurance, and they really don’t want to think about it that much. It’s not that interesting for most people. You just want to get the insurance that you need, an affordable price and not have any problems with it. And if you go online and you look at our customer reviews, you’ll see a lot of really happy customers. That’s because they have pretty low expectations because that’s how they’ve been trained by the industry. And it’s because our model works really, really well.

Sean Harper:

And being direct is a huge advantage here. Because if you think about the old way of doing it, you have the manufacturer is the insurance company and they’re totally separate from the retailer, which is the insurance agent. And so it’s like if you walked into Comp USA, back in the day, and they’ve got shelves and shelves with these... they have the HP and they have the Acer and they’ve got the Compaq and they’ve got all these gray boxes of computers. And they’re all kind of the same, but they’re different prices, and ultimately you’ll choose one. You’ll leave. And then you have a problem with it. And then you’re on your own. You can’t go back to Comp USA and be like, “Hey, I need you to fix my computer. I screwed it up.”

Sean Harper:

With Kin, it’s like the Apple Store. You go in, you don’t have as many choices. You just have the Kin products, but they’re very customizable. And when you leave, you know you can come back to us and we can ensure a quality experience, all the way through to the claim. Because in the old model, you’ll often end up in these situations where the agent actually got you the wrong coverages, but what do you do then? Because the carrier’s going to be like, “No, that’s not covered.” And the agent is like, “Well, I’m not responsible for paying the claim. That’s the carrier’s problem.” And now you’re in this really bad, finger pointing and who knows? There’s nobody there who can actually solve your problem. And a lot of the times those result in lawsuits, which sucks.

Sean Harper:

With Kin, because it’s all... You have one throat to choke. There’s no finger pointing. We will solve your problem.

Alexandra:

No blame to shift.

Sean Harper:

Yeah, exactly. It’s our problem. And we’ll stand by it and we’ll make sure that you’re happy.

Alexandra:

Yeah. That’s great. Okay. Let’s talk a bit more about the valuation metrics. First of all, can you give us more of Kin’s KPIs? About those?

Sean Harper:

We think that the most important thing to look at from a unit economics basis is that LTV to CAC ratio. And what goes into that is, the revenue per customer, how long you keep them and how much it costs you to get a customer. So Kin, historically, we generate about... Our average policy is, call it, 1700 bucks a year. Our take rate on that, what we’re able to keep after buying reinsurance and paying the claims and everything is 32%. So that’s about 500 bucks, a little bit more. It costs us about 500 bucks one time to get a customer, and that’s everything. That includes my marketing expenses, the cost of my customer support, variable data costs for underwriting. So we basically break even in the first year and then we keep our customers more than 90% of them year to year.

Sean Harper:

In fact, in October, this is kind of weird, but we actually kept... Our turn rate was negative, because the price of the insurance went up more than the small number of customers who left. So we actually had a retention rate of 102%, which is a little bit crazy. But it’s good. People are sticking around. So those are what we care about in the unit economics basis.

Sean Harper:

And then typically the right way, I think, to look at the valuation of a company like ours, unless you’re going to do a discounted cash flow and stuff like that is, the best thing to do is look at it on a gross profit multiple. Because if you’re going to be really simplistic about it, people look at it on a premiums multiple. But the issue with doing that is there are all these different business models and with the different business models, you actually keep different amounts of money. There’s a slide in one of our presentations, the one we put out in September, that breaks it down. But we think if you look at it on a gross profit basis, it really equalizes between the different business models.

Sean Harper:

When I see a different business model, just for example, Goosehead, really, really good company. Their revenue model is they’re a retail agent, a really good, high scale retail agent. But they get to keep 15% of the premiums. Well, of course for us it’s different because we operate a reciprocal exchange. We actually keep 32%. So that’s just one type of example of the differences. Another example would be, if we were not a direct to consumer business and instead were paying agents to distribute, we would have to split that 32% that we keep with the agent, they usually keep 15, so you’re only left with 17 in that case. So that’s how we think about it. That’s, I think, the most accurate way to compare valuations.

Alexandra:

That’s great. And then how about the future of Kin. I want to also get Matt’s take on this as well, but can you tell us a bit about your growth strategy?

Sean Harper:

Yeah. So there’s the boring part and there’s the cool part. The boring part is, we just talked about our low turn rate. We keep most of our customers from one year to the next and we have a business that’s working really, really good right now. So we’re just going to keep doing what we’re doing. We’re going to do it for more customers. We’re going to do it in a few more marketing channels. We’re going to do it in a few more geographies. We don’t need anything exciting. Actually that all works, because we’re already growing really, really fast. So, that’s the boring thing. We’re just going to keep doing more of what we’re doing already, and that layers on top of itself really, really nicely, and it’s very predictable and that’s pretty cool.

Sean Harper:

So if you look in our investor presentations, everything, all we show is the boring part. So all those growth expectations, et cetera, that’s all just assuming that we don’t do anything cool. Now the cool part is, and we’re not counting on this, but this is what gets me excited, makes me wake up early in the morning every day, is homeowners are the best customers demographically for a lot of other products. And the home is such an hugely central part of people’s lives. So as we think about, we could sell these guys other insurance products. This isn’t something we’re going to do in the immediate term, but when we do an auto insurance product, we’ll be in a great position for that because the people that own homes are demographically the best drivers. They all, for the most part, own cars. They have high credit scores, which is highly correlated with driving skill. Our customers are in their mid 50s. They’re responsible. They’re not the 18 year old drivers that crash all the time, so that’s one example.

Sean Harper:

Some are more along the home. So you think about us getting into something like mortgage business, could be really interesting. We know a lot about the mortgages, because insurance is required for the mortgage. We know a lot about the home, what it might be worth and how it’s constructed, and if it’s a good home. We also have a direct relationship with a customer. It’s not intermediated by any agent. So could we sell mortgages? Could we originate mortgages to a lot of our customers? Absolutely, I think we can. And there’s just a bunch of other really cool ideas. We could think about home warranty, solar, we’re really excited about. We’re experts on people’s roofs. We replace roofs every day. You have to have a good roof to do solar. We tend to do business in places where it’s sunny. So I think there’s a lot of places we can take it. We’re also not really asking anyone to count on that. We’ll be fine if we just do the boring stuff and that’s actually kind of cool to be boring, I think.

Alexandra:

Yeah, it is cool to be boring. I sense there might be a story behind that thing that you said about 18 year olds not being the best drivers, but I won’t ask you. Matt, are there any other verticals that you foresee as a part of Kin’s potential growth strategy that Sean didn’t mention?

Matt Higgins:

Yeah. Well, I mean, I just big picture get excited because Kin is at the intersection of so many different societal changes. I mean, number one, post pandemic we have an expectation of frictionless commerce. Everywhere we go, we just want to eliminate friction from our lives, commute, transacting online. And so I think we don’t really spend a lot of time asking ourselves, how do we transact for insurance? But once you’re aware that there’s a way to do it, that you actually didn’t have to interact with a person if you didn’t want to, and that you could do it online. You’re like, “Oh right. When I go online, I put my information in and it’s really selling it to a lead generator, but I’m not actually generating a quote. Why is it so complicated to get a quote?” So I think as more and more people understand the Kin story, the more Kin’s way of doing business becomes the expectation and it begins to feed on itself.

Matt Higgins:

So two, climate change. The notion that big insurance carriers can simply abandon our coastal cities and move to “greener pastures” is a fallacy because there won’t be any greener pastures left in a decade. So you have to stay and fight and figure out how to optimize. And that includes building a data extraction engine, where you can underwrite using data alone and going direct to consumer, so that you’re as efficient as humanly possible. That gets me excited because I think the market’s going to wake up say wait, this doesn’t work anymore, because we have hail storms in the Midwest. And we have Armageddon and floods in New York City that are closing my kids’ schools three times this year. There’s nowhere to run, so, that gets me really excited in terms of the future.

Matt Higgins:

And back to Sean’s point, building that flywheel is really interesting, but you have to have permission to go deeper into your customer’s lives. That’s why that net promoter score is so important. If I was talking about a typical insurance company, the obvious question for you to be asking me right now is, that’s really great that you want to sell them other stuff, but they don’t like...

PART 2 OF 4 ENDS [00:32:04]

Matt Higgins:

... [inaudible 00:32:00] question for you to be asking me right now is like, “That’s really great that you want to sell them all this stuff, but they don’t like you.” And your NPS is in the 30s. The fact that there is this great relationship with Kin, and why is it because of the surprise and delight of the customer experience. It’s actually called [Kin Pure-Play DTC 00:32:14], creates somewhat of the wrong impression because people think, “Oh, that means it’s just Amazon. I can’t even reach a human if I wanted to.” Kin’s entire process is a hybrid.

Matt Higgins:

When I tell people the average age of a Kin customer, they always guess like, “Oh, it’s probably 35-year-old,” Well, it’s 57. And so, Kin is built to enable somebody to interact, not at all, and go through the entire process digitally, or interact and suddenly talk to an agent who works for them, who’s sole purpose in life is to make it a great customer experience. So it’s really a hybrid of going direct. It’s not a purely digital experience, and that’s built to scale.

Matt Higgins:

So I guess my overall point, I think, Kin, by virtue of the relationship that it has with its customer, has the permission to build the most amazing ultimate flywheel. What the approach we took for this process, though, is, “How about we just focus on doing what we say we’re going to do? Let’s put out our projections, let’s develop a track record of delivering.” There’s something magical about the Kin experience, but Sean and I have found is people like, “Really?” Like, “No, no. Really. It can be done this way. It took a lot of years, but watch us.” And so, I don’t want to put a marker in the ground, everything Sean said, I think they could go into solar panels, and I think they can go into home warranty, I think they can go into umbrella insurance policies. But, most importantly, they have permission to go deeper into customer’s lives.

Alexandra:

Mm-hmm (affirmative). Yeah. That’s a great answer. I can appreciate the hybrid model even though I’m not in my 50s yet. I think there’s still something about that human experience.

Matt Higgins:

Yeah. Don’t you get so mad sometimes? [crosstalk 00:33:41] going [inaudible 00:33:42] I’m deep into crypto, I’m like, “Please tell me how to transfer this NFT.” Why are you making it so hard? And so, sometimes we’ll say, “Well, our [inaudible 00:33:51], that’s $500, includes OPEX expenditures.” And a couple people have asked, “Well, can you bring that number down?” We’re like, “We don’t want to bring that number down. We want to ensure that there’s always [inaudible 00:34:00] have the ability to have a person in the middle of that transaction.”

Matt Higgins:

Because one day, when we want to go ahead and talk about solar panels, they’re like, “Who are you? I never met you.” And this is random and no one’s probably going to do about what to say, if you go on Trustpilot or you look at all the Kin reviews, notice how many people are using the name, “Thanks, Sally. That was an amazing experience.” There’s an intimacy to the reviews because this is a considered purchase that’s really expensive. And, oftentimes, you’re like, “I don’t know what you’re talking about,” or “I’m a little worried you’re not leading me the right way.” There’s an intimacy that happens because of the bond over something that’s really important.

Matt Higgins:

And, two, it gets strengthened when the claims happen. I think most insurance companies traditionally look at a claim. Servicing is something to be avoided and can affirmatively [inaudible 00:34:42] people when the dangerous coming, affirmatively [text 00:34:44] people to see how it went, right? They’re not running away from the claims. They’re embracing the claims, because the customer paid you all these years, and they never needed you. Now, they need you. Now’s your time to over deliver. So I know I’m going on and on because I’m so passionate about it, but I think they have permission to build an iconic platform all around the home. But right now, let’s just do what we said we’re going to do.

Alexandra:

Right. No. And I think that speaks to a lot of consumer trust. And as much as we all love frictionless transactions increasingly in our world, there is something to be said for lots of human touch points along the way as well, when they’re more substantial things, especially-

Sean Harper:

Right. And you asked this question of can we use technology to be more human. And, at Kin, we think that’s important. We’re not named [Robot Insurance 00:35:32]. We’re named Kin. Right? And Kin literally means family. And so, this is what we want to do. We want to use tech to make things more personal. And it’s not always the stereotype, we talked about what young people like versus old people. A lot of the times, when it comes to home ownership, the young people need more help. Because I bought my first house when I was 36 or something like that, and I didn’t know how to do any of that stuff. And what did I do when I had questions? Well, I called my dad. Because he’s an old guy, he’s been doing this forever. And you actually see that, a lot of the times, our customers who are older, they know exactly what they want. And they’re like, “Get out of my way. I’m going to click, click, click, click, boom. I’ve got insurance.”

Alexandra:

Right.

Sean Harper:

And you have the first-time homeowner in their 30s. They’re like, “I don’t know what this means. Could you help me? I got this far, I got 80% of the way through, but I don’t know what this term means. Just give me some help really quick.” And that’s what they like.

Alexandra:

Yeah. Yeah. That’s great. We have got some great audience questions that have come in through our system. And we’d encourage everyone listening, if they have a question submitted, I’m going to throw it back to my colleague, Jarrett, to commander this portion or section. But, thank you so much, Sean and Matt, for talking about Kin with me.

Matt Higgins:

Thank you.

Sean Harper:

Thank you.

Jarrett:

Thanks, Alexandra. And, everyone, please do keep those questions coming. Okay. First one here. How different is the onboarding of your clients versus legacy insurance businesses? Are you anywhere involved looking into smart contracts?

Sean Harper:

Yeah. Those are good questions. It’s a lot easier. Right? So with the legacy insurance companies, it can be quite a hassle, especially in these [inaudible 00:37:21] areas where the underwriting is a bit more intense. There can be a lot of back and forth, and it’s actually very atypical to be able to get an accurate quote, anyway, just on your phone in a couple of minutes, which is what we offer.

Sean Harper:

Smart contracts, I think it’s not quite there yet from a retail perspective because we talk about people don’t, for the most part, want to think that much about their insurance. They just want to know that if some terrible thing happens, their home, it’s going to get rebuilt. And they don’t want to try to trade, they don’t want to take any basis risk. But I think there’s a huge potential for smart contracts on the back end. Think about a lot of the risks that we’re originating is ending up, getting put into insurance, like securities, basically catastrophe bonds, that are then sold off to investors or they’re sitting on the balance sheet of these big, diversified reinsurance companies. And so, I think smart contracts could play a huge role in that, and I think they will. It’s not quite here yet, but a lot of people are thinking about that. And I think, ultimately, it will play a huge role in the reinsurance industry.

Jarrett:

Great. Now, here’s another one about your competitors. You touched on this earlier, but let’s try this. There are a couple very well-known insurance disruptors like Hippo and Lemonade. How would you describe your positioning and advantages relative to them? Is your sector more interesting?

Sean Harper:

So Lemonade, I think, is a really good company. They’re direct-to-consumer, which I think is exactly the way to go. They did something really smart, which was they started with an underserved niche, which, I think, is always the way to win in FinTech. Now, the niche that they’re in is pretty different, actually, because they do renter’s insurance, is their main product that they’re known for. And even though they sound similar, renter’s insurance and homeowners are totally different, because with a home, the risk that you’re taking is that some bad thing happens to the physical structure. But with renter’s insurance, you actually don’t ensure the physical structure, you’re ensuring, basically, the possessions of the owner, of the user. And so, these are two totally different things. We’re ensuring buildings, they’re ensuring bikes, and laptops, and stuff like that. So it’s a bit different.

Sean Harper:

Hippo also does homeowners insurance. They’re a little bit more similar to us that way, but hippo is primarily not a direct-to-consumer business. So, 75%, these are rough numbers from their financial statements, but 75% of Hippo’s volume is coming through the legacy distributors. That’s one way to do it. For us, that’s the old way to do it. And we really crave that direct relationship with the customer because we keep those customers longer. We keep more of the money. It really helps us on the risk side because we’re not just taking whatever the agents are throwing us, but, instead, we’re proactively selecting the customers that we want and marketing to them.

Sean Harper:

So, for me, those are the two biggest differences between us and those two companies. But, I will say this, this is an absolutely huge space. And I’m bullish on all of these companies because there’s plenty of room for all of us, and I think we’ll all have a really positive impact on the ecosystem.

Jarrett:

Great. Here’s one that I think is talking about the Florida Man campaign. It says, “Your customer acquisition cost looks low, but what goes into it? Does fun, creative marketing wind up attracting serious customers?”

Sean Harper:

It does. So we love that Florida Man campaign. It’s so fun. And ton of people looked at it, right? I mean, this is a seven-minute long video that people are watching all the way through, in front of a YouTube... That doesn’t happen very often, I don’t think. So we really like doing clever things like that. But, for the most part, Kin is a quantitative marketing direct acquisition machine. And so, you could look at us, we’re doing a lot of math, we have a lot of models that predict which customers are going to convert, which customers are going to be good for our risk appetite. And then, we’re finding them online and we’re bidding programmatically on that traffic, or we’re sending those people direct mail, which actually works really well because it’s so targeted. So, yeah. There’s the art and the math.

Sean Harper:

And when it comes to marketing, Kin is a lot more on the math side than the art side, but we still like the art, because these two things play together really well. Because even if our marketing is so targeted and so precise, if you get the ad, you see the ad online or whatever, and you’ve never heard of us before, you’re not going to click on it. Right? But if you have heard about us before, maybe you saw one of our funny movies we made, though, then you’re more likely to click on it. And you know who we are, and then you’re engaged, and you’re looking at our reviews. You’re saying, “Oh, this is a really great company.” And then, hopefully, you become a customer.

Matt Higgins:

And this to go a little bit deeper on Sean’s point, it’s a great question, that people don’t only realize, State Farm and Allstate, these big legacy insurance carriers are some of the biggest spenders in sports, for example, in massive categories. And the reason why is they have to put their marketing dollars towards top-of-the-funnel brand awareness, and then they leave it to the agent to do the rest, to try to convert. That’s a really important competitive advantage for Kin because... Let’s face it, if you’re a mom-and-pop agent in a small geography, it’s unlikely that you spend all day figuring out how to hack customer acquisition on Instagram or on SEO. It’s just hard, right? And it’s an inefficiency between corporate HQ and the learnings potentially on customer acquisition there, and then these mom-and-pop operations.

Matt Higgins:

Kin, on the other hand, can both spend in a very hyper-targeted way, constantly refresh their learnings. It’s part of the marriage here, is that my partner, Gary Vaynerchuk, and I, we own the largest social media digital firm in the US. So we’re constantly refreshing our tactics. We resupply that via the relationship with Kin, and me being on the board. And then, Kin is constantly going deeper and figuring out what works, what doesn’t work. So it’s a built-in competitive advantage, while, at the same time, overall brand awareness does matter. So, I guess, again, it’s hard to manage. They always say advertising works, you just can’t figure out which 50% of it is working and which is not.

Matt Higgins:

The reason why Kin has an advantage in catastrophe-prone states is, like Sean mentioned earlier, because it’s a problem and it’s a crisis. If you’re in a crisis, you’re much more aware of how to solve that crisis. So if you talk to anybody in Florida who’s bought a home recently, just even getting a quote can be a two-week experience full of friction. So if there’s an awareness of, “Hey, there’s this thing called Kin, K-I-N, easy to remember, let me type it in. Oh, let me get a quote instantly... Not get a quote, let me bind a policy instantly.” Right? It’s a low bar of awareness and that’s our built-in advantage. So we want to say wedded to conversion, so you don’t just overly spend and buy ads out and fill the Yankee Stadium. But, at the same time, you got to build that overall awareness with things like Florida Man. So we’re top of mind when people are either in a crisis or making a purchase decision.

Jarrett:

I think that segues perfectly into this next audience question, which is, when do you expect to launch in states other than Florida and Louisiana? Of course, two states significantly impacted by climate change where some of the big insurers are trying to get out and you’re forging ahead.

Sean Harper:

Yeah, that’s right. So, actually, the three states that we’re in right now, Louisiana, Florida, and California, are all in that same situation. Right? And so, those states, together, are about $20-billion addressable market. So it’s about a fifth of the total. We’re going to try to get, by the end of next year, into 50% of the addressable market. Now, you can do that without that many states, because some of these states are so huge. So we’ll be focusing in the next year on the rest of the East Coast and the rest of the Gulf. And we think we’ll take five or six more states, somewhere in that ballpark. And we’ll add about $30 billion of TAM to take us up to about $50 billion in total.

Sean Harper:

There’s two types of constraints that govern this. The first [inaudible 00:45:44] is are we ready to do it? So from the tech side, it’s very easy for us to launch a new product in a new state because it’s what our tech is good at. From an actuarial side, we are really careful. And I think one of the worst things you can do as an insurance company is go willy-nilly into a bunch of different states because you haven’t had time to study it, and a lot of the times, your results, when you’re new in the state, can be pretty bad. And so, we don’t want to be in that situation. So we invest a lot of work up front into the data science of doing one of these states.

Sean Harper:

The second is the licenses. And so, insurance is regulated on a state-by-state basis, and, actually, just getting the licenses can be an impediment. So, earlier this year, we announced this, I think in August, we have an agreement. We’re in the process of purchasing a set of insurance licenses from a much bigger company, and that’s going to help us solve the license part. We expect to be closing on that really, really soon now.

Jarrett:

Right. I think Alexandra has a question.

Alexandra:

Yeah. There’s a question about why you specifically chose to go into homes before cars or a renter’s insurance space, and how Kin’s model is most optimally suited for the home renter space.

Sean Harper:

This is a good slide. I hope it loads. When we were looking at where should we launch a product, what should we do with our lives, we were looking for a market that was large in homogenous, and that was inefficient from a cost perspective, and where there were new data sources available for pricing and underwriting. And so, renter’s insurance is not a large market. And so, that made us shy away from it. Renter’s insurance in the US is a $2-billion market, versus homeowners is above $100 billion. Auto, obviously, is huge, right? It’s more than $200 billion. But we were really worried about what’s going to happen with the auto insurance market, especially as cars become more autonomous, and as the-

PART 3 OF 4 ENDS [00:48:04]

Sean Harper:

... become more autonomous and as the manufacturers start getting more into insurance. Also, auto insurance is pretty efficient. We talked about homeowners insurance, how the expense ratios are typically in the high 30s. In auto, they’re much, much lower, and that’s primarily driven by two companies that have been very successful going direct to consumer, which are Progressive and Geico, neither of whom do homeowners, by the way. Progressive has gotten into it recently. So, that’s really where we saw the opportunity. We were looking for something with a low competitive bar that was really, really big, and that’s how we came to Home.

Alexandra:

Yeah. It seems like it’s the data, the many data points that you can collect from a consumer or customer can be easily applied. That makes sense how it’s easily applied into other verticals down the road potentially. It almost start the most complex one first and then just from there it can just rocket it up.

Sean Harper:

Yeah, so from a data source perspective, it wasn’t obvious what would be the data set that would be really useful in renter’s insurance because the risk is so simple. And what the data set would be for auto insurance, because a lot of the stuff, especially even with tele-medics and everything, those are things that actually are already being used by the industry, as of 10 years ago. And so, for home, you just don’t have that. The industry is really relying a lot on the self input data and there’s not enough of it and it’s biased. And, meanwhile, we’re surrounded by data. Actually, all you have to do is Google your address and you can see there’s tons of stuff out there.

Sean Harper:

There’s images, there’s real estate listings, there’s demographic data, there’s a lot of government records, and that, of course, is just the type of the iceberg of what you can see in a public search engine. So we just saw a really big disconnect between there’s all this data out there that’s floating around not being used by the legacy industry who are still relying on just asking people, which doesn’t seem smart to me.

Alexandra:

Yeah, that seems unreliable at times, I’m sure. We have another question about, this is from a consumer perspective, “If a homeowner gets a quote from [Kin 00:50:14] and another from Progressive, why should they choose Kin?” I’m assuming probably price equal.

Sean Harper:

Yeah, price equal. So price is a big part of it, obviously, but it’s not the only thing you should care about. With Kin, we have really, really high customer satisfaction. Our customers stick with us for a long time and it is direct to consumer. So Progressive does have a homeowner’s insurance business, but a minority of that is direct to consumer, because they bought another company. It was actually a very good company. A lot of people who work at Kin now used to work at ASI, which was what the company that got bought and became Progressive Home. One issue that Progressive has now is they are now an old company.

Alexandra:

Mm-hmm (affirmative).

Sean Harper:

And so they can’t exactly move with speed. And they’re a very good company, but there comes some advantages with not having the legacy technology, with not having the legacy business model of agents that just allow a company like Kin to be nimbler and more responsive to customer needs.

Alexandra:

Yeah, that’s great. Is your tech capability patented? Is there some kind of ownership of the data processing that you go through?

Sean Harper:

No. The downside end of patenting is you have to publish it, so a lot of technology companies, we don’t really like to patent it because we’d rather not publish it. Keep it a secret. Obviously, it’s very hard to copy the technology that we’ve built. Also, the relationship that we’ve been able to discern between all these new data sources that we’re originating and manufacturing and the ultimate insurance results, that’s secret within the company. It’s proprietary and the only way to copy that is through time. You can develop your own data set the same way that we have.

Alexandra:

Yeah.

Sean Harper:

So we think that there’s a pretty big competitive moat because if you’re a legacy company and you want to replicate what we’re doing, you first of all have to dis-intermediate your entire channel because you can’t do this if you have an agent involved. You then need to re-platform your entire technology, because the legacy tech can’t do what we’re doing. And then you can start yourself on this path of learning about what the relationship is between these new variables and the ultimate loss results. And that, of course, takes time too. So I think it’s going to be really hard for the legacy companies to copy it.

Sean Harper:

For a new company, it’s hard for different reasons. This is a very hard industry to enter. I have so many awful battle scars from trying to elbow our way into this industry. Starting an insurance company is really hard. It takes a lot of capital. You have to get rating agencies on board, the state regulators on board, the re-insurers on board, et cetera. It’s just very hard to enter and then we also have the same head start on the tech and data side.

Alexandra:

Yeah. I mean, I think my thought process with that was just thinking ahead to other cross capabilities and things like that so I appreciate that explanation. I think Jarrett, my colleague Jarrett, has one last question and we’ll wrap up.

Jarrett:

Thank you, everyone. If we can’t get to all the questions here today, we’ll be sure and pass them along to Matt and Sean. Here’s one, do you carry much risk yourself or is it passed along to re-insurers?

Sean Harper:

Yeah. So Kin, the company that people invest in, does not directly participate in the risk at all, actually. We manage, in exchange for a fee, this entity called the Kin Interinsurance Network, which is actually owned by our policy holders. We didn’t talk a lot about this, but it’s actually a really great way to organize because it gives our shareholders the stable, predictable revenue they like and then it gives our customers an alignment of interest that you can’t get from the other insurance model, which is a stock company. The customers know that the nonprofit that they own, that they participate in, doesn’t have an incentive to skimp on the claims, which I think is really valuable.

Sean Harper:

So all the risks that we originate ends up into that Kin Interinsurance Network, and then the Kin Interinsurance Network buys lots of re-insurance, and it has a panel of 42 re-insurers, some big re-insurance names and then also some that are big, sophisticated companies you’ve ever heard of because they’re re-insurers and no one knows who re-insurers are. And they’re actually taking a lot of the risk out from the Kin Interinsurance Network. And the goal there is basically to hedge all of the extreme weather events that are unpredictable while keeping within the exchange, the day to day claims, which are a lot more predictable, because you actually don’t want to hedge those because it gives up margin, because those re-insurers require return obviously. So, if it’s predictable risk that you could internalize like that, it’s actually more efficient for the Interinsurance Network to hold it itself.

Matt Higgins:

One topic we didn’t hit before we [inaudible 00:55:39], which I think is important, when you look at loss ratio, one of the elements that drive up loss ratios, because I think that’s one of the most important things for investors to look at is the trend of loss ratios, and, obviously, it’s weather events, but it’s also fraud. And being direct to consumer enables you to have a whole area of signals around fraud that you don’t have if you have an intermediary. And Sean always tells the story about the birthday, but maybe I’ll hand it back to you, Sean, and I’ll shut up because I think it’s worth talking about.

Sean Harper:

Yeah, this is a funny one. Our system has a bunch of fraud triggers, obviously, and one that it picked up was this one customer kept changing his birthday, which is actually a really bad sign because you should know your birthday. And, of course, what he’s doing there is he’s trying to ensure that he’s not getting a match when we go to verify his identity. And so what the system found then, after it had been flagged, we had somebody go and look at it and sure enough the customer was presently under indictment for insurance fraud for an auto insurance fraud. We, obviously, didn’t write his policy and he got very angry about it because he wasn’t able to do the fraud that he liked.

Sean Harper:

But this stuff happens all the time and there’s a lot of signal actually coming out of, how does the user interact with the website? What fields does he linger over? What does he change, et cetera? And that all can be ingested. There’s just a lot of opportunity to use data for an advantage on the fraud side.

Matt Higgins:

And I say that because people say, “Well, but when you’re going up against these legacy insurance carriers with 100 years of data.” They may have 100 years of data, but they don’t have that data. You know what mean? And that’s an important question to ask.

Sean Harper:

Yeah, they don’t have that data. This is going to get a little nerdy, but if you want to establish a relationship, you need the dependent variable and then you need the independent variables. And so the legacy insurance companies have lots and lots of dependent variables. That’s a claim. So they have hundreds of years of claims in some cases. But what you can’t do is rewind 50 years into the past and say, “For this claim 50 years ago, this data source that we derived from aerial imagery around the home said X,” because it didn’t exist. You can’t go back in time and create that. So they actually don’t have a lot of independent variables and, in fact, because they’re pricing, because they rely so heavily on the user or the agent to input the data, that’s very imprecise.

Sean Harper:

And so a lot of the actuarial models that companies depend on are raw because the independent variable is very uncertain. You don’t know if it was entered correctly or not. And so it creates a lot of ambiguity around the true relationship of the trait of the property and the likelihood of it having a claim. So I don’t know that the 100 years worth of data is worth that much.

Jarrett:

Right. I think we have time for just one more. Could you acquire customers by purchasing another insurer or will it be purely organic?

Sean Harper:

Historically, aside from the license acquisition I talked about, our growth has been organic. All of our plans in our forecast and everything is all based on organic growth. Never say never, but if we were to do acquisitions, we probably would not want to acquire legacy insurance companies because legacy insurance companies, for the most part, do not own their customers’ relationship. They actually just rent the customer from the agents. So what we probably would be more interested in doing is actually buying insurance agencies especially if we thought they were well managed, if they were of scale, that it was easy for us to integrate, and then you could actually take those policies and put them into our Kin Interinsurance Network, and actually, because the agency will make 15% versus we make 32%, you actually could have a really nice arbitrage there, if that was ever something we decided to do. And it’s definitely something we’ve thought about. No specific plans to talk about right now, but it’s a cool idea. Thanks for bringing it up.

Jarrett:

Okay. Well, I think we’ll leave it there. Sean and Matt, always a pleasure. This has been great. Thanks to my colleague, Alexandra, and thanks to you, the audience. We’ll see you next time.

Sean Harper:

Thank you.

Matt Higgins:

Thank you. Bye.

PART 4 OF 4 ENDS [01:00:11]

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Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com